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AN..... ....PORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2011

SEC FILE NUMBER
8-65953 *53593*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2010___ AND ENDING ___December 31, 2010___
             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morningstar Investment Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___22 West Washington Street___
(No. and Street)

___Chicago___   Illinois   60602
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
D. Scott Schilling   (312) 696-6168
                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Ernst & Young LLP___
((Name – *if individual, state last, first, middle name*))

___155 N. Wacker Drive___	___Chicago___	___Illinois___	___60606___
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.



OATH OR AFFIRMATION

I, _____ D. Scott Schilling _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of _____ Morningstar Investment Services, Inc. _____ , as of _____ December 31, _____ , 20 10 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____ Chief Compliance Officer and FINOP _____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Auditors on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morningstar Investment Services, Inc.

Statement of Financial Condition

December 31, 2010

Contents



Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Morningstar Investment Services, Inc.

We have audited the accompanying statement of financial condition of Morningstar Investment Services, Inc. (the Company) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Morningstar Investment Services, Inc. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2010

Morningstar Investment Services, Inc.

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$ 8,974,769
Fees receivable	2,305,508
Securities owned	3,681,185
Deferred tax asset, net	58,868
Capitalized software and computer equipment – net of accumulated depreciation of $256,839	26,155
Other assets	93,625
Total assets	$ 15,140,110

Liabilities and shareholder's equity

Accounts payable and accrued expenses	$ 1,520,904
Due to Parent	1,250,197
Total liabilities	2,771,101
Shareholder's equity:	
Common stock – $0.01 par value; 10,000 shares authorized; 100 shares issued	1
Additional paid-in capital	23,736,007
Accumulated deficit	(11,366,999)
Total shareholder's equity	12,369,009
Total liabilities and shareholder's equity	$ 15,140,110

Morningstar Investment Services, Inc.

Notes to Statement of Financial Condition

December 31, 2010

1. General

Basis of Presentation

The accompanying financial statements include the accounts of Morningstar Investment Services, Inc. (the Company, we, our), a wholly owned subsidiary of Morningstar, Inc. (the Parent).

Nature of Operations

The Company, a Delaware corporation, is a securities broker/dealer and investment advisor registered with the Securities and Exchange Commission (the SEC) that provides discretionary portfolio management services for financial advisors and intermediaries.

2. Summary of Significant Accounting Policies

The acronyms that appear in these Notes to our financial statements refer to the following:

ASC	Accounting Standards Codification
ASU	Accounting Standards Update
EITF	Emerging Issues Task Force
FASB	Financial Accounting Standards Board
SEC	Securities and Exchange Commission

Management's Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and investments with original maturities of three months or less. We state them at cost plus accrued interest, which approximates fair value.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Advisory fees and shareholder servicing fees from assets under management are recognized in the period earned.

Cost of Services

Cost of services primarily represents fees paid by the Company to a third-party provider of back-office services, including account maintenance and record-keeping for assets under management.

Fees Receivable

Fees receivable represent advisory fees and shareholder servicing fees collected from third parties on behalf of the Company and are recorded at their net realizable value.

Securities Owned

Securities owned represent shares owned in various mutual funds, equity securities, and exchange-traded funds. Securities owned are carried at market value based on current market quotes. Realized and unrealized gains and losses on securities are included in revenues in the determination of net income (loss). Securities transactions are recorded on a trade-date basis.

Fair Value Measurements

We follow ASC 820, *Fair Value Measurements and Disclosures*. ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances and does not require any new fair value measurements.

Morningstar Investment Services, Inc.

Notes to Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

ASC 820 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

We hold investments that are subject to valuation under ASC 820. We do not have any liabilities subject to valuation under ASC 820. The fair value of our marketable securities subject to fair value measurements and the necessary disclosures are as follows:

	Fair Value as of December 31, 2010	Fair Value Measurements as of December 31, 2010 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3
Equity securities	$ 1,573,346	$ 1,573,346	$ –	$ –
Mutual funds and exchange-traded funds	2,107,839	2,107,839	–	–
Total	$ 3,681,185	$ 3,681,185	$ –	$ –

Due to Parent

Due to Parent includes amounts due to Morningstar, Inc. See Note 5, Related-Party Transactions, for additional information concerning amounts due to the Parent.

Morningstar Investment Services, Inc.

Notes to Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

Capitalized Software and Computer Equipment

Computer equipment is stated at cost. The cost of computer equipment is depreciated using the straight-line method based upon the useful life of the equipment, generally three years. The Company also capitalizes certain software development costs in accordance with ASC 350-50, *Website Development Costs*, and ASC 350-40, *Internal-Use Software*. Depreciation of capitalized amounts is computed using the straight-line method over the expected useful life, generally three years.

The net book value of computer equipment and capitalized software at December 31, 2010, is as follows:

	Cost	Accumulated Depreciation	Net Book Value
Computer equipment	$ 240,642	$ (230,703)	$ 9,939
Capitalized software	42,352	(26,136)	16,216
Total	$ 282,994	$ (256,839)	$ 26,155

Stock-Based Compensation

Morningstar, Inc. measures and records stock-based compensation expense in accordance with the provisions of ASC 718, *Compensation – Stock Compensation*. Morningstar, Inc. charges the Company stock-based compensation expense determined in accordance with ASC 718 for stock options and restricted stock units granted to the Company's employees. In accordance with ASC 718, Morningstar, Inc. estimates expected forfeitures at the grant date and recognizes compensation cost only for those awards expected to vest.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has established deferred income taxes for the temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Uncertain tax positions are recorded in accordance with ASC 740, *Income Taxes*, which prescribes the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, and disclosure for uncertain tax positions. No changes in unrecognized tax benefits occurred during the year, and we do not have a liability recorded as of December 31, 2010. We recognize interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense on our statement of income. We do not anticipate any significant changes in unrecognized tax benefits during the next 12 months.

Accounting for Sabbatical Leave

Full-time employees of the Company are eligible for six weeks of paid time off after four years of continuous service. In accordance with ASC 710-10-25, *Compensated Absences*, we record a liability for employees' sabbatical benefits over the period in which employees earn the right for sabbatical leave. As of December 31, 2010, the Company had accrued $272,000 for sabbatical earned by eligible employees.

New Accounting Pronouncements

In October 2009, the FASB issued ASU No. 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements*. ASU 2009-13 supersedes EITF Issue 00-21, *Revenue Arrangements with Multiple Deliverables*. ASU 2009-13 establishes the accounting and reporting guidance for arrangements when a vendor performs multiple revenue-generating activities, addresses how to separate deliverables, and how to measure and allocate arrangement consideration. Vendors often provide multiple products or services to customers. Because products and services are often provided at different points in time or over different time periods within the same contractual arrangement, this guidance enables vendors to account for products or services separately rather than as a combined unit.

2. Summary of Significant Accounting Policies (continued)

Also in October 2009, the FASB issued ASU No. 2009-14, *Software (Topic 985): Certain Revenue Arrangements That Include Software Elements*, which affects vendors that sell or lease tangible products in an arrangement that contains software that is more than incidental to the tangible product as a whole. ASU No. 2009-14 does not affect software revenue arrangements that do not include tangible products and also does not affect software revenue arrangements that include services if the software is essential to the functionality of those services.

We will adopt ASU No. 2009-13 and ASU No. 2009-14 effective January 1, 2011, and do not anticipate any impact on our financial statements.

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*. ASU No. 2010-06 requires entities to disclose information in the Level 3 rollforward about purchases, sales, issuances, and settlements on a gross basis. We will adopt the requirement to separately disclose purchases, sales, issuances, and settlements in the Level 3 rollforward effective January 2011, and do not anticipate any impact on our financial statements.

3. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2010, the Company had net capital, as defined, of $9,359,769, which was $9,175,029 in excess of its required minimum net capital of $184,740. The Company's ratio of aggregate indebtedness to net capital, as defined, was .30 to 1.

Advances to affiliates, dividend payments, and other equity withdrawals may be subject to restrictions or certain notification provisions of the rules of the SEC.

4. Defined-Contribution Plan

Substantially all employees of the Company participate in the defined-contribution 401(k) plan sponsored by Morningstar, Inc. The plan allows employees to voluntarily contribute pre-tax dollars up to a maximum amount allowable by the Internal Revenue Service. In 2010, we made matching contributions to our 401(k) program in the United States in an amount equal to 50 cents for every dollar of employee contributions up to a maximum of 7% of employee compensation in each pay period. The Company's matching contributions were $113,000 for the year ended December 31, 2010, which is included in employee compensation and benefits in the statement of income.

5. Related-Party Transactions

Intercompany Agreement

The Company and Morningstar, Inc. have an intercompany agreement whereby the Company engages Morningstar, Inc. to provide capital and certain services. In 2010, the Company recorded expense under this intercompany agreement of $1,795,042. The breakdown of the expense is as follows:

General and administrative expenses, which represent an allocation from Morningstar, Inc. including stock-based compensation and other overhead costs	$ 1,204,148
Other operating expenses paid by Morningstar, Inc. on behalf of the Company	590,894
Total	$ 1,795,042

In 2010, the Company remitted monthly payments to Morningstar, Inc. for these services. At December 31, 2010, the Company had a payable to Morningstar, Inc. in the amount of $189,024.

Tax-Sharing Agreement

The Company and Morningstar, Inc. have a tax-sharing agreement (the Tax-Sharing Agreement) that outlines the responsibilities of each party concerning treatment of income tax liabilities and tax benefits generated by the Company. At December 31, 2010, the Company has a net payable to Morningstar, Inc. in the amount of $1,061,173 related to the Tax-Sharing Agreement.

5. Related-Party Transactions (continued)

In accordance with the Tax-Sharing Agreement, as amended, the Company will reimburse Morningstar, Inc. $143,076 no later than the third quarter of 2011 for tax expense related to 2009. The Company is expected to pay to Morningstar, Inc. $918,097 in the future for tax expense related to 2010.

Due to Parent

The following is a summary of the amount due to Parent at December 31, 2010:

Due to Parent for adjustment to 2009 income taxes	$ (143,076)
Due to Parent for 2010 income taxes	(918,097)
Amount due to Parent for Tax-Sharing Agreement	(1,061,173)
Due to Parent for intercompany charges	(189,024)
Net amount due to Parent	$ (1,250,197)

Other Receivables (Payables) with Related Parties

In addition to agreements with Morningstar, Inc., the Company also has an agreement with Ibbotson, Inc. As of December 31, 2010, the Company has a payable of $4,775 to Ibbotson, Inc. related to this agreement. In addition, the Company has a receivable of $45,643 from Morningstar Associates LLC, which arose in prior years. Ibbotson, Inc. and Morningstar Associates LLC are both wholly-owned subsidiaries of Morningstar, Inc. These amounts are included in other assets on the Company's Statement of Financial Condition.

6. Income Taxes

The Company's income and expense are included in the consolidated U.S. federal income tax return of Morningstar, Inc. The Company's provision for U.S. federal income taxes is based upon the statutory rate after giving effect to the deduction for state and local taxes. With respect to state and local taxing authorities, the Company generally files its own tax return in those jurisdictions, which do not otherwise require inclusion in a consolidated return. In 2010, our effective tax rate was 37.04%, which is 2.04 percentage points higher than the U.S. federal tax rate of 35%, primarily as a result of state income taxes.

6. Income Taxes (continued)

The components of the income tax expense for the year ended December 31, 2010, are as follows:

Deferred tax expense:		
Federal	$	1,306
State		3,001
Current tax expense:		
Federal		1,037,958
State		60,265
Net income tax expense		$ 1,102,530

The tax effects of the temporary differences that give rise to the deferred income tax asset as of December 31, 2010, are as follows:

Unrealized gains	$	(175,713)
Stock-based compensation		109,792
Sabbatical liability		99,148
Other, net		25,641
Total deferred income tax asset, net	$	58,868

Management believes that it is more likely than not that this net deferred tax asset will be realized based on income tax laws and expectations of future taxable income from ordinary operations of Morningstar, Inc. Uncertainties surrounding income tax law changes and future operating income levels may, however, affect the ultimate realization of all or some of this deferred tax asset.

7. Stock-Based Compensation

Morningstar, Inc. charges the Company stock-based compensation expense determined in accordance with ASC 718, *Compensation – Stock Compensation*, primarily for restricted stock units granted to the Company's employees.

These grants are made in accordance with Morningstar, Inc.'s stock plans. Generally, the Company's employees are eligible for participation in these stock plans on the first day of employment. In general, stock options expire 10 years after the date of grant and vest ratably over a four-year period. Restricted stock units vest ratably over a four-year period.

7. Stock-Based Compensation (continued)

The stock-based compensation expense recorded in 2010 by the Company for grants to employees under the various Morningstar, Inc. plans was $216,329.

Restricted Stock Units

Morningstar, Inc. measures the fair value of its restricted stock units on the date of grant based on the market price of the underlying common stock as of the close of trading on the day prior to grant. Morningstar, Inc. amortizes that value to stock-based compensation expense, net of estimated forfeitures, ratably over the vesting period.

A summary of Morningstar, Inc. restricted stock units held by the Company's employees as of December 31, 2010, is as follows:

Restricted Stock Units	Shares	Weighted-Average Grant Date Fair Value
Restricted stock units – January 1, 2010	11,914	48.71
Granted	7,000	47.84
Vested	(3,773)	50.51
Transferred	(1,458)	46.71
Forfeited	(5)	49.40
Restricted stock units – December 31, 2010	13,678	47.99

As of December 31, 2010, the total amount of unrecognized stock-based compensation expense related to restricted stock units was approximately $522,000, which is expected to be recognized over an average period of approximately 33 months.

7. Stock-Based Compensation (continued)

Stock Options

A summary of Morningstar, Inc. stock options held by the Company's employees as of December 31, 2010, is as follows:

Stock Options	Shares	Weighted-Average Exercise Price
Options outstanding – January 1, 2010	26,629	17.36
Transferred	(200)	41.40
Exercised	(5,188)	18.45
Options outstanding – December 31, 2010	21,241	17.43
Options exercisable	21,241	

The total intrinsic value (difference between the market value of Morningstar, Inc.'s stock on the date of exercise and the exercise price of the option) of options exercised in 2010 was $157,000.

Additional information for Morningstar, Inc. options outstanding and options exercisable held by the Company's employees at December 31, 2010, is as follows:

Range of Exercise Prices	Options Outstanding and Exercisable			
	Outstanding Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value ($000)
$8.57 – $14.13	11,493	1.78	10.04	$ 495
$18.94 – $42.94	9,748	4.46	26.15	262
$8.57 – $42.94	21,241	3.01	17.43	$ 757
Vested or expected to vest	21,241	3.01	17.43	757

Morningstar Investment Services, Inc.

Notes to Statement of Financial Condition (continued)

7. Stock-Based Compensation (continued)

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value based on Morningstar, Inc.'s closing stock price of $53.08 on December 31, 2010, which would have been received by the option holders had all option holders exercised their options as of that date.

As of December 31, 2010, there was no unrecognized stock-based compensation expense related to stock options, as all options were vested as of January 1, 2010.

8. Contingency

In December 2004, the SEC notified Morningstar Associates, LLC, an affiliate of the Company, and Morningstar Investment Services, Inc. that it had begun an examination. Morningstar Associates, LLC subsequently received subpoenas from the SEC, the New York Attorney General's office, and the United States Department of Labor seeking information and documents from Morningstar Associates, LLC related to the investment consulting services Morningstar Associates, LLC offers to retirement plan providers, including fund lineup recommendations for retirement plan sponsors. In January 2007, the SEC notified Morningstar Associates, LLC that it ended its investigation. In September 2009, the Department of Labor notified Morningstar Associates, LLC that it ended its investigation. The New York Attorney General investigation is ongoing. While we cannot rule out the possibility that information and documents pertaining to Morningstar Investment Services, Inc. may be requested, we do not believe that these investigations are focused on Morningstar Investment Services, Inc.

Ernst & Young LLP

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STATEMENT OF FINANCIAL CONDITION

Morningstar Investment Services, Inc.
December 31, 2010
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP

